UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   Washington, DC 20549

                         FORM 12b-25

                  NOTIFICATION OF LATE FILING

                             SEC File Number 0-22282
                             Cusip Number 90330 N 101

[X] Form 10-K for period ended December 31, 1998

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

(Full Name of Registrant)               USCI, Inc.
(Former name if applicable)
(Address of Principal Executive Office) 6115-A Jimmy Carter Blvd.
(City, State and Zip Code)              Norcross, Georgia 30071

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Annual Report on Form 10-K for the fiscal year ended December 31, 1998 is not being filed within the prescribed period in order to permit the Registrant to complete the negotiation and execution of agreements which would materially affect the financial disclosures in the Annual Report. There is no assurance and no representation is made that the Registrant will be successful in closing the transactions which are the subject of the agreements referred to herein.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       Robert J. Kostrinsky              (770) 840-8888
            (Name)                      (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X] Yes   [] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X] Yes   [ ] No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: The Registrant expects that the losses incurred for the fiscal year ended December 31, 1998 will exceed the losses reported for the fiscal year ended December 31, 1997. The financial statements reflecting such losses have not yet been completed.

                    USCI, INC.
        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 1999              By /s/ Robert J. Kostrinsky
                                        Robert J. Kostrinsky,
                                        Chief Financial Officer